Commercial International Bank (Egypt) S.A.E.
Giza

البنك التجاري الدولي (مصر) ش.م.م
الجيـــزة

[Company's Letterhead]

RECEIVED
2005 AUG -2 A 8:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05010110

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Exemption No.: 82-34764

Dear Sir or Madam:

Please accept this letter from The Bank of New York as Depositary bank on behalf of Commercial International Bank (Egypt), S.A.E., the "Company".

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with the Company's ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed our **<u>1H 2005 results</u>** to uphold the 12g3-2(b) exemption.

The Bank of New York acts as Depositary Bank for the above referenced company under the Form F-6 registration statement number 333-113597.

Thank you.

Sincerely,

[signature]

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

Mohammed El-Razzaz
IR Officer
mohamed.elrazzaz@cibeg.com

[signature]

Financial Position as of Jun. 30, 2005

	Note No.	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
Assets			
- Cash & Due From Central Bank	(4)	3,084,430,598	2,970,806,011
- Due From Banks	(5)	3,664,705,256	4,649,962,623
- Treasury Bills	(6)	2,681,295,759	2,268,671,181
- Reverse Repos	(7)	973,121,718	674,285,962
- Trading Financial Investments	(8)	1,066,096,912	673,201,901
- Available for Sale Financial Investments	(9)	2,664,655,043	2,251,402,178
- Loans & Overdrafts (Net Of Provision for Doubtful Debts)	(10&11)	13,317,884,080	13,394,477,871
- Held to Maturity Financial Investments	(12)	196,376,300	155,275,278
- Financial Investments in Subsidiary and Associated Co.	(13)	87,842,237	82,400,000
- Debit Balances & Other Assets	(15)	681,722,177	561,476,616
- Fixed Assets (Net)	(16)	336,025,356	294,790,184
Total Assets		**28,754,155,436**	**27,976,749,805**
Liabilities & Shareholder's Equity			
Liabilities			
- Due to Banks	(17)	224,030,896	224,649,342
- Repos	(18)	434,362,814	-
- Customers Deposits	(19)	24,177,474,165	23,979,205,974
- Dividends & Profit Sharing		-	285,661,900
- Credit Balances & Other Liabilities	(20)	564,006,224	455,148,244
- Long Term Loans	(21)	92,047,839	121,042,257
- Other Provisions	(22)	861,507,481	787,926,530
Total Liabilities		**26,353,429,419**	**25,853,634,247**
Shareholders' Equity			
- Issued & Paid - in Capital		1,300,000,000	1,300,000,000
- Reserves		818,056,895	823,115,558
Total Shareholders' Equity	(23)	2,118,056,895	2,123,115,558
Net Profit of the Period		282,669,122	-
Total Shareholders' Equity & Net Profit		2,400,726,017	2,123,115,558
Total Liabilities & Shareholders' Equity		**28,754,155,436**	**27,976,749,805**
Contingent & commitments Liabilities			
- Contingent & commitments Liabilities	(24)	**4,430,361,009**	**4,848,267,166**

The Accompanying Notes are an integral part of the Financial Statements " Auditors Report Attached " .

Sahar Mohamed El-Sallab
Vice Chairman
&Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman
& Managing Director

Commercial International Bank (Egypt) S.A.E.
Income Statement for the period from
Jan.1 2005 to Jun. 30 2005

	Note No.	from Jan.1,2005 to Jun. 30,2005 L.E	from Jan.1,2004 to Jun. 30,2004 L.E
- Interest Received from Clients & Banks		636,378,259	579,068,551
- Interest Received from Treasury Bills & Bonds		330,670,665	142,749,699
Deduct			
- Interest Paid to Clients & Banks		(546,311,746)	(387,958,859)
Net Interest Income		**420,737,178**	**333,859,391**
- Banking Fees & Commissions		149,673,218	176,956,446
- Shares Dividends		19,294,065	10,072,478
- Foreign Exchange Profits	(25)	83,298,803	48,169,136
- Profits From Selling Financial Investments		27,306,131	5,018,746
- Trading Financial Investments Revaluation Differences		(24,378,298)	(5,084,574)
- Other Income		27,217,993	29,665,860
Total Fee Income		**282,411,912**	**264,798,092**
Net Operating Income		**703,149,090**	**598,657,483**
Deduct			
- Provisions		(171,000,000)	(175,000,000)
- Other Financial Investments Revaluation Differences	(26)	(23,563,234)	(15,838,420)
- General & Administrative Expenses & Depreciation		(201,900,812)	(155,372,873)
- Other Expenses		(24,015,922)	(21,751,433)
		(420,479,968)	(367,962,726)
Net Operating Profits		**282,669,122**	**230,694,757**
- Non_Operating Income		0	39,390
Net Profit		**282,669,122**	**230,734,147**

Sahar Mohamed El-Sallab
Vice Chairman
&Managing Director

Mohamed Ashmawy
Vice Chairman
& Managing Director

Hisham Ezz El-Arab
Chairman
& Managing Director

Commercial International Bank (Egypt) S.A.E.

Cash flow for the period from Jan .1 ,2005 to Jun. 30,2005

	from Jan.1,2005 to Jun. 30,2005	from Jan.1,2004 to Jun. 30,2004
Cash Flow From Operating Activities		
- Net Income	282,669,122	230,734,147
Adjustments To Reconcile Net Income To Net Cash Provided by operating activities		
- Depreciation	29,629,071	21,089,523
- Provisions (Addition during the period)	171,000,000	175,000,000
- Trading financial investments evaluation	24,378,298	5,084,574
- Other financial investments evaluation	23,563,234	15,838,420
- Utilization Of Provisions (except provision for doubtful debts)	(310,555)	(71,330)
- FCY revaluation Differences of Provisions Balances except doubtful debts	(7,108,494)	816,539
- Gains From Selling Fixed Assets	00	(39,390)
- Profit From Selling financial Investments	(27,306,131)	(5,018,746)
- Income tax paid	00	(9,470,888)
- FCY revaluation diff.of Long Term Loans	00	(892,668)
Operating Profits Before Changes in Operating Assets & Liabilities	**496,514,545**	**433,070,181**
Net Decrease (Increase) in Assets		
- Due From Banks	1,086,549,981	(58,264,323)
- Treasury Bills	(679,292,314)	(161,201,759)
- Reverse Repos	(298,835,756)	(390,409,551)
- Trading financial Investments	(417,273,309)	(174,141,444)
- Available for sale financial investments	(409,509,968)	(58,975,021)
- Loans & Overdrafts	(13,406,209)	(258,992,100)
- Debit Balances & Other Assets	(113,824,252)	(130,077,621)
Net Increase (Decrease) In Liabilities		
- Due to Banks	(618,446)	1,683,772
- Repos	434,362,814	00
- Customers Deposits	198,268,191	1,406,080,514
- Credit Balances & Other Liabilities	108,857,980	52,872,834
Net Cash Provided from Operating Activities	**391,793,257**	**661,645,482**

Cash flow for the period from Jan .1 ,2005 to Jun. 30,2005

	from Jan.1,2005 to Jun. 30,2005	from Jan.1,2004 to Jun. 30,2004
Cash Flow From Investment Activities		
- Purchases Of subsidiaries & associated companies	(5,442,237)	(7,240,000)
- Prepaid for Fixed Assets , Premises and Fitting- out of Branches	(77,285,552)	(33,080,800)
- Purchases Of Held to maturity financial Investments	(41,101,022)	(1,799,905)
Net Cash (Used in) Investment Activities	**(123,828,811)**	**(42,120,705)**
Cash Flow From Financing Activities		
- Decrease in Long - Term Loans	(28,994,418)	(162,737,746)
- Dividends Paid	(285,661,900)	(242,446,824)
- Reserve for financial investments revaluation Diff.	(5,058,663)	00
Net Cash (Used in) Financing Activities	**(319,714,981)**	**(405,184,570)**
Net cash & cash equivalent changes	(51,750,535)	214,340,207
- Beginning Balance of cash & cash equivalent	3,325,602,325	3,077,271,444
- **Cash & Cash Equivalent Balance At the End of the period**	**3,273,851,790**	**3,291,611,651**
Cash & Cash Equivalent are Represented as Follows :		
- Cash and Due from Central Bank	3,084,430,598	2,841,739,726
- Due from Banks	3,664,705,256	3,828,375,910
- Treasury Bills	2,681,295,759	1,647,180,293
- Due from Banks (Time Deposits)	(3,475,357,540)	(3,715,694,463)
- Treasury Bills with maturity more than three months	(2,681,222,283)	(1,309,989,815)
Total Cash & Cash Equivalent	**3,273,851,790**	**3,291,611,651**

Commercial International Bank (Egypt) S.A.E
Statement of changes in Shareholders' equity as of Jun. 30,2005

2004	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the Year L.E	Total L.E
- Balance at beginning of The Year	1,300,000,000	275,334,002	149,505,205	162,709,903	20,618,560	-	1,908,167,670
- Transfer to reserves	-	25,287,783	194,805,967	-	-	(220,093,750)	-
- Distributed profits	-	-	-	-	-	(285,661,900)	(285,661,900)
- Net Profits of the year	-	-	-	-	-	505,755,650	505,755,650
- reverse part of reserve	-	-	-	-	(5,145,862)	-	(5,145,862)
Balance at the end of The Year	**1,300,000,000**	**300,621,785**	**344,311,172**	**162,709,903**	**15,472,698**	**-**	**2,123,115,558**

2005	Capital L.E	Legal Reserve L.E	General Reserve L.E	Special Reserve L.E	Reserve for investment revaluation Diff. L.E	Profits of the period L.E	Total L.E
- Balance at beginning of The period	1,300,000,000	300,621,785	344,311,172	162,709,903	15,472,698	-	2,123,115,558
- Net Profits of the period	-	-	-	-	-	282,669,122	282,669,122
- reverse part of reserve	-	-	-	-	(5,058,663)	-	(5,058,663)
Balance At The End Of The period	**1,300,000,000**	**300,621,785**	**344,311,172**	**162,709,903**	**10,414,035**	**282,669,122**	**2,400,726,017**

The Commercial International Bank (Egypt) S.A.E.
Notes To the Financial Statements
From January 1, 2005 To June 30,2005

(1) Organization and Activities

Commercial International Bank (Egypt) S.A.E was formed as a shareholding company on August 7, 1975 under the Investment Law No. 43 for 1974. The Bank is licensed to carry out all commercial banking activities in Egypt through its Head Office and fifty six branches, in addition to thirty nine units.

(2) Significant Accounting Policies

A) Basis of Preparing Financial Statements

The Financial Statements are prepared in accordance with Egyptian accounting standards, which comply with the international accounting standards. And take into consideration prevailing local laws and regulations.

B) Transactions in Foreign Currencies

- The Accounting records of the bank are maintained in Egyptian pounds. Transactions in foreign currencies conducted during the period are recorded at the foreign exchange rates prevailing at the time such transactions take place .
  Assets & Liabilities are revalued at the foreign exchange rates prevailing at the end of period , generated gain and losses are recorded in "Foreign Exchange Income" in the income statement.

- Forward contracts are evaluated at the end of the financial period at its fair value on this date using the forward rates for the remaining periods until maturity dates of these contracts. The revaluation differences are recorded in " Foreign Exchange Income " in the income statement .

- Currency SWAP contracts are recorded on the date of commitment under contingent liabilities accounts . The difference between the two parts of the contract is recorded in other liabilities or other assets as unrealized gain /loss on the date of commitment . The said difference is amortized by crediting / debiting the " Foreign Exchange Income" in the income statement.

- Premium paid for foreign currencies option contracts is recorded in the Financial Statement under " Debit Balances & Other Assets " such premium is settled in the income statement according to the evaluation of these contracts at fair value. The difference between premium received and paid concern the customers hedging option contracts recorded in the Financial Statement under " credit balances & other liabilities " category and settled in " foreign exchange income" on accrual basis.

C) <u>Realization of Income</u>

The bank applies the accrual basis in recording interest received from Loans & Overdrafts, Due from Banks, Treasury Bills , reverse repose and Bonds. Interest on past due Loans & Overdrafts are not recorded on the income statement. Dividends income are recognized when declared .

D) <u>Treasury Bills</u>

Treasury Bills are recorded at face value. The issuance discount is recorded in Other Liabilities and deducted from the Gross Treasury Bills balance on the Financial statement .

E) <u>Repos & (Reverse Repos)Transactions</u>

Repos (Reveres Repos) transactions are recorded on the financial statement whereas its cost (revenue) is recorded on the income statement mate term interest received from treasury Bills & Bonds.

F) <u>Evaluation of Trading Investments</u>

- Trading investments including portfolios managed by other party are evaluated at the end of the financial period at its fair market value and the evaluation difference is recorded in income statement .

- Trading investments not satisfying the trading investment classification condition are evaluated at their book value. Such value is subject to be reduced in case of a continual decrease based on the comprehensive objective study of the latest financial statements for the company issued the securities. The evaluation difference is recorded in the income statement.

- Mutual fund certificates which have issued by the bank are evaluated at the end of the financial period at their fair market value and the evaluation difference is recorded in income statement .

G) Evaluation of Available for Sale Investments

Available for Sale Investments are evaluated at the lower of cost (taking in consideration the evaluation of Foreign Currency) or fair value for each investment and the differences are recorded in "other investments evaluation differences " in Income Statement except the difference related to prior years which should be recorded as a special reserve in shareholders' equity .

In case of decreases in the investment value its share in the special reserve will be utilized , and the remaining balance should be transferred to income statement .

In case of selling the investment, it's share in the special reserve should be transferred to income statement .

H) Evaluation of Held to Maturity Investments

- Bonds purchased from the primary market are evaluated at cost, representing the nominal value adjusted by the issuing premium/ discount which is amortized using the straight line method. The amortization value is recorded in the interest received from treasury bills and bonds in the income statement .

  The same treatment is applied to bonds purchased from the secondary market at a value higher or lower than the nominal value, and the cost is reduced by the gains related to the previous period of the purchasing date .

  In case of downfall of the fair value of each bond the book value shall be adjusted and the difference is recorded in "other investments revaluation difference" in the income statement . In case of increase in fair value such increase is added to the same category within the limit of amounts previously charged to the income statement for previous financial periods.

The book value of foreign currency bonds is amended by the difference resulting from the revaluation of the foreign currency at the exchange rate prevailing at the evaluation date. Such differences are recorded in foreign exchange income in the income statement .

- Mutual fund certificates which must be held till maturity date as the bank is the issuer , are evaluated at cost and in case of downfall of its fair value the book value is adjusted by such downfall and charged to "Other Investments Revaluation Difference" in the income statement. In case of an increase in the fair value. Such increase will be added to the same category in the income statement within the limit of the amounts previously charged .

I) Investments in Subsidiaries and Associated Companies

These investments are evaluated at cost and in case of downfall of its fair value, the book value of each investment is adjusted by such downfall and charged to "Other investments evaluation difference" in the income statement. In case of an increase in the fair value. Such increase will be added to the same category in the income statement within the limit of the amounts previously charged .

J) Assets Acquired for settlement of Debits

These Assets are recorded in the Financial Statement under " debit balances & Other Assets " at cost and in case of a decrease of the fair value of these assets at the Financial Statement date, the difference is charged to the income statement and the increase of the fair value should be credited to the income statement within the limit of amounts charged in previous financial periods .

K) Provision for Doubtful Debts and Contingent Accounts

Provision For Doubtful Debts is established on the basis of an appraisal of the identified risk in specific facilities and loans, as well as an assessment of the general risk inherent in any loan portfolio which is at least 1% of total outstanding portfolio and contingent after deducting convenient collaterals .

Provision for Doubtful Debts is decreased by loans written off and is increased by recoveries of loans previously written off. In addition to taking all the necessary legal action required, a continuous follow up is performed for the recovery of all or part of the written-off amounts.

L) Contingent Liability Accounts

Contingent Liability Accounts include transactions in which the Bank is involved as a third party , forward foreign exchange contracts, SWAP transaction , Options. Such transactions do not represent actual bank's assets or liabilities at the Financial Statement date.

M) Cash & Cash Equivalent

In the Statement of Cash Flow, the Cash and Cash Equivalent item includes balances of cash and due from Central Bank, current account balances with Banks and Treasury Bills with maturities of three months.

N) Depreciation and Amortization

Depreciation of Fixed Assets is calculated on the basis of the estimated useful life of each asset using the straight-line method.

Improvement and renovation expenses for the bank's leased premises are amortized over the period of the lease contract or the estimated useful life whichever is lower.

O) Income Tax

Income Tax is calculated in accordance with the prevailing local laws and regulations applicable in this regard.

Provision for Income Tax is calculated in accordance with detailed studies of tax claims.

(3) Financial Instruments and their risk management

(3/1) Financial Instruments

A) The bank's financial instruments are represented in the financial Assets and Liabilities. The financial assets include cash, due from banks, investments and loans to customers and banks . The financial liabilities include customers' deposits, due to banks and long-term loans. Financial investments also include rights and obligations stated under " contingent liabilities and commitments "

Note No. (2) of the notes to the financial statements includes the accounting policies applied to measure and recognize significant financial instruments and the revenues and expenses related thereto.

B) Financial Instruments Fair Value

Using the valuation basis of the bank's assets and liabilities, as referred to the notes to the Financial Statements, the financial instruments' fair value do not substantially deviate from their book values at the financial statement date. The notes No. (9),(12),(13) are showing the fair value for all investment (except Trading Investment) in the date of financial statement .

C) **Forward Contract**

According to Central Bank of Egypt instruction the bank doesn't execute deferred contracts except to the necessary limit of short term transaction to cover its requirements of Foreign currencies or the bank's customers' requirements to fulfill their obligations resulting from short- term transactions.

(3/2) **Risk Management**

A) **Interest rate risk**

The value of some financial instruments fluctuate due to the fluctuation in interest rates related thereto. The bank follows some procedures to minimize this risk such as:-

- Correlating between the interest rates on borrowing and lending.
- Determining interest rates in consideration with the prevailing discount rates on various currencies.
- Monitoring the maturities of financial assets and liabilities with its related interest rates.

The notes No. (27&28) of the notes to the Financial Statements disclose maturities of the assets and liabilities and the average interest rates applied to assets and liabilities during the period.

B) **Credit risk**

Loans to customers and Banks ,financial Investments (Bonds), due from banks, rights and obligations from others, are financial assets exposed to credit risk which result in these parties' inability to repay in part or in full the loan granted to them at maturity.

The bank adopted the following procedures to minimize the credit risk.

- Preparing credit studies about the customers before dealing with them and determining credit risk rates related thereto .
- Obtaining adequate guarantees to reduce the risks resulting from insolvency of customers.
- Monitoring and preparing periodic studies about customers in order to evaluate their financial and credit positions and estimate the required provisions for non - performing loans.

- Distribution of loans portfolio and due from banks over various sectors to avoid concentration of risk.

Note No. (30) discloses the distribution of loans portfolio over various sectors.

C) **Foreign Currency Risk**

The nature of the bank's activity requires the bank to deal in many foreign currencies which exposes the bank to the risk of fluctuation in exchange rates. To minimize this risk, the bank monitors the balances of foreign currency positions according to Central Bank of Egypt instructions in that respect. Note No. (31) of the financial statements discloses significant foreign currency positions at the financial statement date.

4- Cash And Due From Central Bank

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
- Cash & Cash Items	595,820,761	408,463,148
- Reserve Balance with CBE	2,488,609,837	2,562,342,863
Total Cash & Due From Central Bank	**3,084,430,598**	**2,970,806,011**

5- Due from Banks

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
(A) Central Bank		
- Time Deposits	-	232,463,340
Total Due from central bank	**-**	**232,463,340**
(B) Local Banks		
- Current Accounts	7,361,393	5,245,686
- Time Deposits	38,100,000	488,549,000
Total Due from Local Banks	**45,461,393**	**493,794,686**
(C) Foreign Banks		
- Current Accounts	181,986,323	82,809,416
- Time Deposits	3,437,257,540	3,840,895,181
Total Due From Foreign Banks	**3,619,243,863**	**3,923,704,597**
Total Due From Banks	**3,664,705,256**	**4,649,962,623**

6- Treasury Bills

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
- 91 Days Maturity	75,000	270,800,000
- 182 Days Maturity	679,450,000	1,416,725,000
- 364 Days Maturity	2,128,550,000	666,225,000
Total Treasury Bills	**2,808,075,000**	**2,353,750,000**
- Issuance Discount	**(126,779,241)**	**(85,078,819)**
Net Treasury Bills	**2,681,295,759**	**2,268,671,181**

7- Reverse Repos

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
- Maturity within one week	-	258,017,644
- Maturity within one month	395,521,535	196,353,962
- Maturity within three months	247,371,690	174,173,808
- Maturity within six months	330,228,493	45,740,548
	973,121,718	**674,285,962**

8- Trading Financial Investments

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
- Portfolio Managed By other parties	491,445,825	453,931,288
- Mutual Funds	390,330,739	-
- Bonds	148,721,426	202,052,927
- Shares	35,598,922	17,217,686
Total Trading Financial Investments	**1,066,096,912**	**673,201,901**

The Financial Trading Investments are represented as follows :-

- Financial Investments Quoted on Stock Exchange	675,766,173	673,201,901
- Financial Investments Un-quoted on Stock Exchange	390,330,739	-
	1,066,096,912	**673,201,901**

9- Available for sale financial investments

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
(A) Shares		
- Bank's Shares	8,846,504	9,076,909
- Corporate Shares	582,207,158	573,722,193
(B) Bonds		
- Governmental Bonds	940,829,562	698,204,996
- Bank's Bonds	114,958,153	114,958,153
- Corporate Bonds	1,017,813,666	855,439,927
	2,664,655,043	**2,251,402,178**

Available for sale financial investments are represented as follows :-

- Financial Investments Quoted on Stock Exchange	2,312,024,388	1,902,849,069
- Financial Investments Un-quoted on Stock Exchange	352,630,655	348,553,109
	2,664,655,043	**2,251,402,178**

- The market Value of Available for sale Investments listed on the Capital market is LE 2,417,790,782 as of Jun, 30,2005 compared to LE 1,971,258,092 as of December 31,2004

10- Loans and Overdrafts

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
- Discounted Bills	202,907,316	175,368,806
- Loans & Overdrafts to Customer	13,592,610,355	13,641,966,481
- Loans & Overdraft to Banks	704,963,990	638,829,924
	14,500,481,661	14,456,165,211
- Unearned Bills discount	(4,098,035)	(4,102,723)
- Provision For Doubtful Debts	(1,002,714,086)	(911,915,247)
- Unearned Interest & commission	(175,785,460)	(145,669,370)
Net Loans & Overdrafts	**13,317,884,080**	**13,394,477,871**

11- Provision For Doubtful Debts

Jun. 30, 2005

	Specific LE	General LE	Total LE
- Balance at beginning of the period	551,469,932	360,445,315	911,915,247
- Addition during the period	83,873,000	6,127,000	90,000,000
- written off debts recoveries	16,752,916	0	16,752,916
- Foreign currency revaluation diff.	(15,950,610)	0	(15,950,610)
	636,145,238	**366,572,315**	**1,002,717,553**
Usage during the period	(3,467)		(3,467)
Balance at the end of the period	**636,141,771**	**366,572,315**	**1,002,714,086**

Dec. 31, 2004

	Specific LE	General LE	Total LE
- Balance at beginning of the year	333,106,251	385,617,453	718,723,704
- Addition during the year	224,424,862	0	224,424,862
- written off debts recoveries	14,364,457	0	14,364,457
- Foreign currency revaluation diff.	(2,606,103)	0	(2,606,103)
	569,289,467	**385,617,453**	**954,906,920**
- Usage during the Year	(42,991,673)	0	(42,991,673)
- Transferred from general to specific	25,172,138	(25,172,138)	0
Balance at the end of the Year	**551,469,932**	**360,445,315**	**911,915,247**

-12 **Held to maturity Investments**

		Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
A-	**Bonds**		
-	Housing Bonds (maturity Dec.2019)	215,000	215,000
-	Treasury Bonds	146,161,300	155,060,278
B-	**CIB Osoul Fund**		
	500,000 Certificates with market value LE102.59 per certificate	50,000,000	
		196,376,300	**155,275,278**

The held to maturity Financial Investments are represented as follows :-

	Jun. 30, 2005	Dec. 31, 2004
- Investments Quoted on Stock Exchange	146,161,300	155,060,278
- Investments Un-quoted on Stock Exchange	50,215,000	215,000
	196,376,300	**155,275,278**

- The market value of Held to Maturity Financial Investment is LE 149,547,320 as of Jun. 30,2005

13- **Financial Investments in subsidiary companies**

	Jun. 30, 2005 LE	%	Dec. 31, 2004 LE	%
- Commercial International Brokerage co.	16,000,000	%40	12,000,000	%40
- Contact for Cars Trading	31,000,000	%40	31,000,000	%40
- Commercial International life insurance co.	32,000,000	%40	32,000,000	%40
- C I Assets Management	2,942,237	%94	1,500,000	%30
- Corplease co.	5,400,000	%40	5,400,000	%40
- Concept co.	500,000	%40	500,000	%40
	87,842,237		**82,400,000**	

The Financial Investments in subsidiary companies are represented as follows :-

	Jun. 30, 2005	Dec. 31, 2004
- Financial Investments Quoted on Stock Exchange	16,000,000	12,000,000
- Financial Investments Un-quoted on Stock Exchange	71,842,237	70,400,000
	87,842,237	82,400,000

- The market value of The Financial investments in subsidiary companies quoted on stock Exchange is LE 16,000,000 as of 30 Jun. 2005 And 12,000,000 as of Dec 2004

14- Capital Commitments (Financial Investments)

The capital commitments for the financial investments reached in date of Financial position L.E 89,845,453 as follow :-

	Gross Investment L.E	Paid L.E	Remaining L.E
- **Available for sale Financial investments**	196,655,615	123,010,162	73,645,453
- **Financial Investments in subsidiaries co.**	21,600,000	5,400,000	16,200,000

15- Debit Balances and Other Assets

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
- Accrued Interest receivable	218,368,000	191,085,751
- Prepaid Expenses	13,517,649	15,050,977
- Advances for Purchase of Fixed Assets	89,809,168	83,387,859
- Assets Acquired for Settlement of Debts	131,866,299	131,866,299
- Accounts receivable & Other Assets	228,161,061	140,085,730
Total Debit Balances and Other Assets	**681,722,177**	**561,476,616**

16- Fixed Assets (Net of Accumulated Depreciation)

	Land	Premises	E.D.P	Vehicles	Fitting -Out	Machines & Equipment	Furniture & Furnishing	total
	L.E	L.E	L.E	L.E	L.E	L.E	L.E	L.E
Opening Balance (3)	5,997,577	206,110,743	184,821,851	17,961,009	54,852,572	75,394,388	30,786,808	575,924,948
Additional during the period	-	-	34,625,844	635,558	7,327,914	26,260,461	2,014,466	70,864,243
Closing Balance (1)	5,997,577	206,110,743	219,447,695	18,596,567	62,180,486	101,654,849	32,801,274	646,789,191
Accu.Depreciation at beginning of the period (4)	-	57,727,253	108,251,912	12,076,775	44,391,926	43,979,065	14,707,833	281,134,764
Current period Depreciation	-	4,949,841	14,594,287	949,231	3,113,214	4,580,973	1,441,525	29,629,071
Accu.Depreciation at end of the period (2)	-	62,677,094	122,846,199	13,026,006	47,505,140	48,560,038	16,149,358	310,763,835
End of period net asstes(1-2)	5,997,577	143,433,649	96,601,496	5,570,561	14,675,346	53,094,811	16,651,916	336,025,356
Beginning of period net assets (3-4)	5,997,577	148,383,490	76,569,939	5,884,234	10,460,646	31,415,323	16,078,975	294,790,184

Depreciation rate		5%	20%	20%	33.3%	12.5%	10%	

- **Net fixed assets in financial position date includes 31,829,850 represents fixed assets not registered yet and registrations procedures in process**

17- Due to Banks

		Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
(a)	**Central Bank**		
-	Current Accounts	3,312,378	1,753,231
	Total Due to Central Bank	**3,312,378**	**1,753,231**
(b)	**Local Banks**		
-	Current Accounts	37,967,604	20,961,988
-	Time Deposits	290,978	920,848
-	Total Due to Local Banks	**38,258,582**	**21,882,836**
(c)	**Foreign Banks**		
-	Current Accounts	182,459,936	201,013,275
-	Total Due to foreign Banks	**182,459,936**	**201,013,275**
	Total Due to Banks	**224,030,896**	**224,649,342**

18- Repos

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
Maturity within one month	140,102,219	0
Maturity within three months	109,582,786	0
Maturity within one year	184,677,809	0
	434,362,814	**0**

19- Customers' Deposits

		Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
-	Demand Deposits	6,344,614,796	6,210,737,358
-	Time & Notice Deposits	6,877,036,714	6,964,795,904
-	Saving & Deposits Certificates	5,499,125,647	5,277,089,511
-	Saving Deposits	4,607,046,329	4,391,838,621
-	Other Deposits	849,650,679	1,134,744,580
	Total Customer Deposits	**24,177,474,165**	**23,979,205,974**

20- Credit Balances and Other Liabilities

	Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
- Accrued Interest Payable	94,864,058	86,518,203
- Accrued Expenses	50,730,922	46,265,669
- Accounts Payable	372,075,341	305,154,704
- Other Liabilities	46,335,903	17,209,668
Total Credit Balances And Other Liabilities	**564,006,224**	**455,148,244**

21- Long Term Loans

	Rate %	Maturity date	Maturing through next year	Balance on Jun. 30, 2005	Balance on Dec. 31, 2004
- European Investment Bank	-	-	-	-	33,230,664
- KFW Bank	10.5 - 9	ten years		14,566,732	18,873,292
- Ministry of Agriculture (F.S.D.P)	3.5 - 5.5 depends on maturity date	3-5 years	2,824,681	8,692,541	11,537,188
- Ministry of Agriculture (V.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	255,958	335,198	246,350
- Ministry of Agriculture (M.S.S.P)	3.5 - 5.5 depends on maturity date	3-5 years	11,517,081	55,938,868	43,357,763
- Barclays bank (P.S.F.S)	6.62	ten years from 1996	2,082,500	2,514,500	3,797,000
- Social Fund	3 months T/D or 9% which more	2010	0	10,000,000	10,000,000
Total			**16,680,220**	**92,047,839**	**121,042,257**

22- Other Provisions

Jun. 30, 2005
L.E

	Opening Balance	Addition During the period	FCY Balance Reval. Difference	Usage During the period	Transfer	Closing Balance
- Provision for Income Tax claims	506,791,890	81,000,000	0	0	0	587,791,890
- Provision for Legal Claims	2,111,720	0	(65,409)	(310,555)	0	1,735,756
- Provision for contingent	99,584,497	0	(3,521,971)	0	0	96,062,526
- Provision for General risk *	154,043,142	0	(2,193,370)	0	0	151,849,772
- Provision for Bank Risk insurance	25,395,281	0	(1,327,744)	0	0	24,067,537
Total Other Provisions	**787,926,530**	**81,000,000**	**(7,108,494)**	**(310,555)**	**0**	**861,507,481**

Dec. 31, 2004
L.E

	Opening Balance	Addition During the Year	FCY Balance Reval. Difference	Usage During the Year	Transfer	Closing Balance
- Provision for Income Tax claims	474,262,778	50,000,000		(17,470,888)		506,791,890
- Provision for Legal Claims	1,883,088	314,391	(7,004)	(78,755)		2,111,720
- Provision for contingent	68,147,300	32,221,000	(783,803)	0	0	99,584,497
- Provision for General risk *	151,066,860	15,698,178	(344,592)	0	(12,377,304)	154,043,142
- Provision for Bank Risk insurance	13,316,953	0	(298,976)	0	12,377,304	25,395,281
Total Other Provisions	**708,676,979**	**98,233,569**	**(1,434,375)**	**(17,549,643)**	**0**	**787,926,530**

* Operational risk and Market risk which reach 107,406 M and 24,522 M on 30/6/2005 are a part of General risk provision cover according to "Basel II" requirment against 107,406M and 16,856M consequently on 31/12/2004

23- Capital & Reserves

(a) **Capital**

- The Authorized Capital reached LE 1500 Million

- paid - in capital reached to LE 1300 million divided to 130 million shares with par value LE 10 per each .

(B) **Reserves**

- According to the bank statues 5% of net profit is to increase legal reserve until reaches 50% of the bank's issued and paid -in capital

- Concurrence of Central Bank of Egypt for usage of Special Reserve is required .

24- Contingent Accounts

		Jun. 30, 2005 L.E	Dec. 31, 2004 L.E
-	Letters of Guarantee	3,642,059,929	4,077,122,707
-	Letters of Credit (import & export)	493,624,566	518,658,339
-	Customers Acceptances	372,966,552	370,222,289
-	Forward Foreign Exchange contracts	264,194	933,107
-	Swap Deals	(78,554,232)	(118,669,276)
	Total	4,430,361,009	4,848,267,166

25- Foreign Exchange Profits (losses)

	Jun. 30, 2005 L.E	Jun. 30, 2004 L.E
- profit from dealing with foreign currencies	54,960,933	40,126,730
- Profit of revaluation of Monitoring assets and Liabilities *	28,352,576	(62,386)
- Forward deals revaluation losses	(654,499)	7,248,832
- profit revaluation of options	639,793	855,960
	83,298,803	**48,169,136**

* Include increase of L.E 43,402,216 due to the foreign currencies evaluation differences of the financial trading & available for sale investments against decrease of L.E 33,586,561 & L.E 9,815,655 respectively in financial investments revaluation differences' items in income statement .

26- Other Financial investments evaluation differences

	Jun. 30, 2005 L.E	Jun. 30, 2004 L.E
- Available for sale Financial investments	(23,563,234)	(15,838,420)
- Held to maturity Financial Investments	-	-
- Investments in subsidiary and associated companies	-	-
	(23,563,234)	**(15,838,420)**

27- Assets & Liabilities Maturities

	Maturity Within one year	Maturity Over One Year
Assets		
- Cash and Due from Central Bank	3,084,430,598	-
- Due from Banks	3,664,705,256	-
- Treasury Bills	2,808,075,000	-
- Reverse repos	973,121,718	-
- Trading Investments	1,066,096,912	-
- Available for sale investments	2,664,655,043	-
- Customers' Loans & Overdrafts	6,073,512,502	7,546,219,709
- Banks' Loans & Overdrafts	74,215	704,889,775
- Held to maturity Investments	-	196,376,300
- Investments in subsidiary companies	-	87,842,237
- Debit Balances and Other Assets	681,722,177	-
	21,016,393,421	**8,535,328,021**
Liabilities		
- Due to Banks	224,030,896	-
- Repos	434,362,814	
- Customer Deposits	18,670,190,480	5,507,283,685
- Long Term Loans	16,680,220	75,367,619
- Credit Balances and Other Liabilities	564,006,224	-
	19,909,270,634	**5,582,651,304**

28- Interest Rate

The average interest rates applied for Assets and Liabilities during the period are 6.69 % & 3.78 % Respectively .

29- Tax Status

- The bank's corporate income tax position has been examined and settled with the Tax Authority from the start up of operations up to the end of year 1984.
- Corporate income tax for the years from 1985 up to 1993 were paid according to the Tax appeal Committee decision and the final settlement is under discussion in the court of law .
- The bank's corporate income tax position has been examined and settled with the Tax Authority from 1994 up to 2002 and the final settlement is under discussion in the court of law .
- The bank pay salary tax according to concerning domestic regulations and laws, and the final settlement is under discussion in the court of law .
- The bank pay stamp duty tax according to concerning domestic regulations and laws, and the final settlement is under discussion in the court of law .

30- Distribution of Assets, Liabilities and Contingent Accounts

Assets

		Local Currency	Foreign Currency
1-	**Due From Banks**	44,810,404	3,619,894,852
2-	**Loans & Overdrafts**		%
	Agriculture Sector	96,590,292	0.70
	Industrial Sector	7,151,547,038	49.30
	Trading Sector	705,891,114	4.90
	Services Sector	5,010,937,963	34.60
	Household Sector	1,287,895,610	8.90
	Other Sectors	247,619,644	1.70
	Total Loans & Overdrafts (Including unearned interest)	**14,500,481,661**	**100.00**
	Unearned Discounted Bills	**(4,098,035)**	
	Provision for Doubtful Debts	**(1,002,714,086)**	**6.92**
	Unearned Interest & Commission	**(175,785,460)**	
	Net Loans & Overdrafts	**13,317,884,080**	

Liabilities

		Local Currency	Foreign Currency
1-	**Due to Banks**	19,809,792	204,221,104
2-	**Customers' Deposits**		%
	Agriculture Sector	24,608,661	0.10
	Industrial Sector	2,773,428,653	11.50
	Trading Sector	732,844,715	3.00
	Services Sector	4,011,871,435	16.60
	Household Sector	14,006,837,124	57.90
	Other Sector	2,627,883,577	10.90
	Total Customers' Deposits	**24,177,474,165**	**100.00**

Contingent Accounts

		Local Currency	Foreign Currency
-	Letters of Guarantee	1,158,584,829	2,483,475,100
-	Letter of Credit (import & export)	138,629	493,485,937
-	Customers Acceptances	197,304,808	175,661,744
-	Forward Foreign Exchange Contracts	37,264,072	(36,999,878)
-	Swap Deals	(675,602,100)	597,047,868
		717,690,238	**3,712,670,771**

31- Foreign Currencies Positions

	Jun. 30, 2005 in thousand L.E	Dec. 31, 2004 in thousand L.E
- Egyptian Pound	668	(16,400)
- US Dollar	(18,067)	15,849
- Sterling pound	(649)	(1,984)
- Japanese Yen	(491)	25
- Swiss Franc	519	191
- Euro	13,040	2,838

32- Mutual Funds

The bank established an accumulated return mutual fund under license no.331 issued from Capital Market Authority on 22/02/2005 .
CI Assets Management Co.- joint stock co - manages the fund.
The number of certificates reached 18,563,852 with redeemed value LE 1,904,465,577
The market value per certificate reached LE 102.59 on 30/06/2005
The Bank portion got 4,304,764 certificates with redeemed value L.E 441,625,739 on 30/06/2005

33- Transactions With Related Parties

All Banking transactions with related parties are conducted in accordance with the normal banking practices and regulations applied to all other customers without any discrimination.

Due from Banks	159,929,654
Loans & Overdrafts	426,297,317
Bank's Loans	28,912,000
Investment in subsidiary companies	87,342,237
Due to banks	19,275,724
Customer Deposits	306,241,665
Contingent Accounts	9,837,265

34- Comparative Figures

The Comparative Figures are amended to confirm with the reclassification of the current period and General Assembly hold in Mar, 2005 decisions, For ratifying the Appropriation account of year 2004.